Exhibit 99.1

DENNIS F. DUNNE

55 Hudson Yards | New York, NY 10001-2163

T: 1.212.530.5770

ddunne@milbank.com | milbank.com

December 21, 2020

BY EMAIL

Sullivan & Cromwell LLP

Attn:    Andrew Dietderich

Re:    In re: Garrett Motion Inc., et al., No. 20-12212 (MEW) (Bankr. S.D.N.Y.)

Dear Andy:

We write on behalf of Centerbridge Partners, L.P., Oaktree Capital Management, L.P., Honeywell International Inc., and the Additional Investors (collectively, the “Plan Sponsors”).

We have reviewed the proposals that the Debtors received in connection with the auction. Although the Debtors did not designate the Plan Sponsors’ proposal for a standalone plan of reorganization (the “Plan Proposal”) as the starting bid, the Plan Proposal is vastly superior to any other proposal. The Plan Proposal—which is supported by substantial majorities of the Debtors’ key stakeholders, would put the Debtors on an expedited path to exiting from chapter 11 by, among other things (a) unimpairing all creditors and paying them in full (with the exception of Honeywell, which has agreed to its treatment under the Plan Proposal), (b) allowing common stockholders to retain their equity interests and participate in a rights offering for new Series A Preferred Stock, (c) avoiding costly litigation, and the related risks, concerning Honeywell’s claims, the make-whole premium under the Senior Notes indenture, and allocation of value between Debtor groups, and (d) avoiding rendering any Swiss Debtor insolvent, thereby protecting the directors of such entities from liability under Swiss law. The Plan Proposal is backed by committed debt and equity financing on attractive terms and is readily implementable.

Although the Plan Proposal is the best alternative from the perspective of the Debtors’ stakeholders, it is evident that the Plan Proposal and the accompanying settlement with Honeywell will not be evaluated on an appropriate basis within the confines of the Debtors’ proposed sale and auction procedures. The Debtors’ review of the Plan Proposal alongside the other bids received either as part of, or separately from, their bid review process, is the Debtors’ decision.

While we believe the prior iteration of the Plan Proposal already was the best alternative and by far the most executable, the Plan Sponsors are willing to introduce a cash-out option for existing equity holders. Holders of Garrett Motion Inc. (“GMI”) common stock would have the option to either (a) retain their equity interests and participate in the rights offering or (b) receive a cash payment in exchange for the cancellation of their shares at a price per share that will be set at a material premium to the volume-weighted

Garrett Motion Inc. December 21, 2020	Page 2

average price per share between the petition date and the date immediately preceding the public filing of the third amended and restated coordination agreement that the Plan Sponsors are entering into. Both the Debtors and the shareholder group represented by Mr. Entwistle have requested us to include a cash-out option as a way to protect minority common stockholders and we are willing to discuss the appropriate price level if the Debtors engage with us.

In addition, the Plan Sponsors are amending and restating the coordination agreement to (i) incorporate the economic changes set forth below and (ii) extend the milestone for filing a plan to April 19, 2021, and the milestone for consummating the Plan Proposal to June 30, 2021. The Plan Sponsors will provide you with a copy of the third amended and restated coordination agreement as soon as it is available. We believe these changes are material and, based on our discussions with you, should directly and definitively address any and all concerns that the Debtors have raised regarding the treatment of minority shareholders.

Series A Preferred Stock Dividends

•	The dividend rate on the Series A Preferred Stock shall be reduced from 12% to 11%.

•

GMI will have ability to pay the dividend in cash or in kind at its election; the ability to PIK is unlimited and unequivocal. A majority of the disinterested members of GMI’s board of directors (with the benefit of management’s input) will decide whether to pay dividends in cash or PIK; provided that dividends shall automatically PIK during any period in which the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the twelve months immediately preceding the declaration of the dividend falls below $425 million.

•	Any dividends paid in kind will NOT be convertible into GMI common stock and will instead be paid in cash in connection with any conversion or redemption of the Series A Preferred Stock.

Series A Preferred Stock Conversion/Redemption

•	The Series A Preferred Stock will automatically convert into common stock on the first date on or after the date that is two years from the effective date on which:

•	$100 million or less of amortization payments remain outstanding on the Series B Preferred Stock;

•	the common stock has a 75-day volume weighted average price per share that is greater than or equal to 150% of the conversion price; and

•	the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the prior twelve months equals or exceeds $600 million for two consecutive quarters.

•	The Series A Preferred Stock shall be redeemable following the sixth anniversary of the effective date at par plus accrued and unpaid dividends.

Garrett Motion Inc. December 21, 2020	Page 3

The proposed treatment of the Honeywell claim provides significant benefits to the Debtors, particularly when compared to the alternative of litigation with Honeywell and the substantial costs and risks attendant thereto. The Honeywell treatment is also supported by the Debtors’ key stakeholders and the investment of significant equity capital into a reorganized capital structure with newly-issued Series B Preferred Stock outstanding. The Plan Proposal represents the most executable alternative for the Debtors, will allow the Debtors to emerge from chapter 11 without having to endure protracted, costly, and value- destructive litigation with their largest unsecured creditor, and represents a key benefit of the Plan Proposal.

You have informed us that the Debtors have designated the Plan Proposal as a Qualified Bid and that the Plan Sponsors may attend the auction. Although the Plan Sponsors take no issue with the Debtors’ proposed timing for the auction process, the Plan Sponsors do not agree or consent to any requirements for participation in the auction and reserve all rights to object to the results and take any other steps necessary to advance the chapter 11 cases, including renewing their motion to terminate exclusivity to enable stakeholders to directly consider the Plan Proposal.

In light of the clear benefits and level of stakeholder support for the Plan Proposal, we urge the Debtors’ boards of directors to endorse the Plan Proposal.

Sincerely,

/s/ Dennis F. Dunne	/s/ Nicole L. Greenblatt	/s/ Bruce Bennett
Dennis F. Dunne, Esq.	Nicole L. Greenblatt, P.C.	Bruce Bennett
Milbank LLP	Kirkland & Ellis LLP	Jones Day